

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2010

<u>Via U.S. Mail and Facsimile</u>

R. Brian Hanson
Executive Vice President and Chief Financial Officer
ION Geophysical Corporation
2105 CityWest Blvd., Suite 400
Houston, TX 77042-2839

   Re: ION Geophysical Corporation
      Form 10-K/A for Fiscal Year Ended December 31, 2009
      Filed July 9, 2010
      File No. 001-12691

Dear Mr. Hanson:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        H. Roger Schwall
        Assistant Director

cc: Marc H. Folladori, Esq.
   Mayer Brown LLP
   Facsimile No. (713) 238-4696